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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer: Ethan Allen Interiors Inc.

Title of Class of Securities:  Common

CUSIP Number: 297602104


Check the following box if a fee is being paid with this
statement / /.   (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 297602104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Ruane, Cunniff & Co., Inc.
         13-2628641

2.  Check the Appropriate Box if a Member of a Group
         a. / /
         b. / /

3.  SEC Use Only

4.  Citizenship or Place of Organization



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         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         3,426,575

6.  Shared Voting Power:
         NONE

7.  Sole Dispositive Power:
         3,309,150

8.  Shared Dispositive Power:
         2,115,500

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         5,424,650

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares  / /

11. Percent of Class Represented by Amount in Row (9)
         13.72%

12. Type of Reporting Person
         BD, IA

Item 1(a) Name of Issuer:
          Ethan Allen Interiors Inc.

      (b) Address of Issuer's Principal Executive Offices:
          Ethan Allen Drive,
          P.O. Box 1966, Danbury, CT 06811

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Ruane, Cunniff & Co., Inc.
         767 Fifth Avenue, New York, NY 10153-4798
         Corp. organized under the laws of the State of Delaware

    (d)  Title of Class of Securities:  Common

    (e)  CUSIP Number: 297602104

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).


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    /x/  Broker or Dealer registered under Section 15 of the
         Act.

    /x/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

 Item 4. Ownership.
         (a) Amount Beneficially Owned:            5,424,650
         (b) Percent of Class:                        13.72%
         (c)  (i) shares with sole power to vote or direct
              the vote:                            3,426,575
              (ii) shared power to vote or direct the vote:
                                                        NONE
              (iii) shares with sole power to dispose or to
              direct the disposition of:           3,309,150
              (iv) shares with shared power to dispose or
              direct the disposition of:           2,115,500

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



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         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: /s/ Joseph Quinones, Jr.                July 10, 2000
    _________________________               ___________________
   Title: Vice-President                    Date












































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